FEDERAL INSURANCE COMPANY

Endorsement No. 10

Bond Number: 81999486

NAME OF ASSURED:	ALLIANZ INVESTMENT MANAGEMENT, LLC
SEE ENDORSEMENT NO. 5

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.

INSURING CLAUSE		SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1.	Employee	$6,000,000	$0
2.	On Premises	$6,000,000	$25,000
3.	In Transit	$6,000,000	$25,000
4.	Forgery or Alteration	$6,000,000	$25,000
5.	Extended Forgery	$6,000,000	$25,000
6.	Counterfeit Money	$6,000,000	$25,000
7.	Threats to Person	$6,000,000	$25,000
8.	Computer System	$6,000,000	$25,000
9.	Voice Initiated Funds Transfer Instruction	$6,000,000	$25,000
10.	Uncollectible Items of Deposit	$25,000	$0
11.	Audit Expense	$25,000	$0

This Endorsement applies to loss discovered after 12:01 a.m. on February 20, 2020.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 21, 2020	By
Authorized Representative

ICAP Bond
Form 17-02-1582 (Ed. 5-98)	Page 1

FEDERAL INSURANCE COMPANY

Endorsement No.: 11

Bond Number: 81999486

NAME OF ASSURED:	ALLIANZ INVESTMENT MANAGEMENT, LLC
SEE ENDORSEMENT NO. 5

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 5 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on February 20, 2020.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 2, 2020	By
Authorized Representative

ICAP Bond
Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY

Endorsement No: 12

Bond Number: 81999486

NAME OF ASSURED:	ALLIANZ INVESTMENT MANAGEMENT, LLC
SEE ENDORSEMENT NO. 5

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

ALLIANZ INVESTMENT MANAGEMENT, LLC

ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST

ALLIANZ VARIABLE INSURANCE FUND OF FUNDS TRUST

AIM ETF PRODUCTS TRUST

This Endorsement applies to loss discovered after 12:01 a.m. on February 20, 2020.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 2, 2020	By
Authorized Representative

ICAP Bond
Form 17-02-6272 (Ed. 8-04)	Page 1